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                        Covad Communications Group, Inc.
                             3420 Central Expressway
                              Santa Clara, CA 95051

VIA EDGAR

                                 May 7, 2002

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

        Re: Application for Withdrawal of Registration Statement on Form S-1 (No. 333-53456)
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Ladies and Gentlemen:

     Pursuant to Rule 477 of Regulation C under the Securities and Exchange Act of 1933, as amended (the "Securities Act"), application is hereby made by Covad
                          --------------
Communications Group, Inc., a Delaware corporation (the "Registrant"), to
                                                         ----------
withdraw the Registration Statement on Form S-1 (No. 333-53456), together with all exhibits thereto (the "Registration Statement"). The Registration Statement
                           ----------------------
was originally filed with the Securities and Exchange Commission (the "Commission") on January 10, 2001 and relates to the registration under the
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Securities Act of the resale by some of the Registrant's securityholders of up to $500,000,000 in principal amount of the Registrant's 6% convertible senior notes due 2005 (the "Notes") and shares of the Registrant's common stock, $0.001
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par value per share, issuable upon conversion of the Notes (28,129,395 shares of common stock based on the conversion price of the Notes in effect on January 9,
2001). The Commission has not declared the Registration Statement effective, and none of the Notes covered by the Registration Statement have been sold pursuant to the Registration Statement. The Registrant may undertake a subsequent private offering in reliance on Securities Act Rule 155(c).

     The Registrant is making this application for withdrawal because the Notes were cancelled in connection with the consummation of the Registration's First Amended Plan of Reorganization as Modified dated as of November 26, 2001, pursuant to the Registrant's voluntary petition for relief under the provisions of Chapter 11 of Title 11 of the United States Code, Sections 101 et seq., as amended, and are therefore no longer outstanding.

     Accordingly, the Registrant respectfully requests that the Commission grant the application of the Registrant to (i) have the Registration Statement withdrawn pursuant to Rule 477 of Regulation C under the Securities Act and (ii) issue an appropriate order to be included in the file for the Registration Statement to the effect that the Registration Statement has been "Withdrawn upon request of the Registrant, the Commission consenting thereto." It is our understanding that the request for withdrawal will be deemed granted at the time of the filing of this application unless, within fifteen (15) calendar days from the

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date of filing of this application for withdrawal, the Registrant receives notice from the Commission that the application for withdrawal will not be granted.

       Please address any questions to the attention of Ashok W. Mukhey, Esq. of Irell & Manella LLP, outside legal counsel to the Registrant, at (310) 203-7139.

                                    Respectfully,

                                    Covad Communications Group, Inc.

                                    By: /s/ MARK A. RICHMAN
                                       -------------------------------
                                            Mark A. Richman
                                            Senior Vice President and
                                              Chief Financial Officer

cc: Ashok W. Mukhey, Esq.






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